[STANTEC LOGO]

                                                                    STANTEC INC.
                                                 MANAGEMENT INFORMATION CIRCULAR
                                                         SOLICITATION OF PROXIES

SOLICITATION OF PROXIES

The information contained in this management information circular is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders of Stantec Inc. (the "Corporation") to be held on Thursday, May 6, 2004 at Stantec Center, 10160 - 112 Street, Edmonton AB T5K 2L6, at 11:00 AM
(MDT), and at all adjournments thereof, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by employees of the Corporation and its subsidiaries. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the total cost of the solicitation will be borne by the Corporation. The information contained herein is given as at March 19, 2004, except where otherwise noted.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and/or officers of the Corporation. A SHAREHOLDER WHO WISHES TO APPOINT SOME OTHER PERSON TO REPRESENT SUCH SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER OF THE CORPORATION.

To be valid, proxies must be signed and deposited with CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary AB T2P 2Z1, not later than 5:00 PM (MDT) on May 4, 2004 or, if the meeting is adjourned, 5:00 PM (MDT) on the second business day before any adjournment of the meeting.

A shareholder who has given a proxy may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; or (b) by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment thereof; or (c) in any other manner permitted by law.

SHARES HELD BY NOMINEE

NON-REGISTERED HOLDERS

VOTING OF COMMON SHARES - ADVICE TO BENEFICIAL HOLDERS OF SECURITIES THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS AS A SUBSTANTIAL NUMBER OF THE SHAREHOLDERS HOLD COMMON SHARES THROUGH BROKERS AND THEIR NOMINEES AND NOT IN THEIR OWN NAME. Shareholders who do not hold their common shares in their own name (referred to in this management information circular as BENEFICIAL SHAREHOLDERS) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the common shares can be recognized and acted upon at the meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Shares held by brokers or their nominees can only be voted for, or voted against any resolution upon the instructions of the Beneficial Shareholder. Without specific written voting instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY FROM AN INTERMEDIARY CANNOT USE THAT PROXY TO VOTE SHARES DIRECTLY AT THE MEETING; RATHER, THE PROXY MUST BE RETURNED TO THE INTERMEDIARY WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE SHARES VOTED. A BENEFICIAL SHAREHOLDER OR ITS NOMINEE, IF THE BENEFICIAL SHAREHOLDER SO REQUESTS AND PROVIDES TO THE INTERMEDIARY APPROPRIATE DOCUMENTATION, SHALL BE APPOINTED BY THE INTERMEDIARY AS PROXYHOLDER. ONLY AFTER THE BENEFICIAL SHAREHOLDER OR ITS NOMINEE HAS BEEN APPOINTED PROXY HOLDER CAN THAT BENEFICIAL SHAREHOLDER OR ITS NOMINEE VOTE SHARES DIRECTLY AT THE MEETING. A BENEFICIAL SHAREHOLDER SHOULD CONTACT ITS INTERMEDIARY TO DETERMINE WHICH DOCUMENTATION THE INTERMEDIARY REQUIRES IN ORDER FOR IT OR ITS NOMINEE TO BE APPOINTED PROXY HOLDER.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED BY THE MANAGEMENT REPRESENTATIVES FOR THE ELECTION OF DIRECTORS AND FOR THE APPOINTMENT OF THE AUDITORS AS INDICATED UNDER THOSE HEADINGS IN THIS CIRCULAR.

The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to, or variations of, matters identified in the notice of meeting and with respect to other matters which may properly come before the meeting. At the date of this circular, the management of the Corporation knows of no such amendments, variations, or other matters.

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF

On March 19, 2004, the Corporation had outstanding 18,468,384 Common Shares. Each holder of Common Shares of record at the close of business on March 19, 2004, the record date established for notice for the meeting, will be entitled to one vote for each Common Share held by such holder on all matters proposed to come before the meeting.

To the knowledge of the directors and officers of the Corporation, there are no persons beneficially owning or exercising control or direction over the shares of the Corporation carrying more than 10% of the votes attached to the voting shares of the Corporation.

NORMAL COURSE ISSUER BID

On September 4, 2003, the Corporation announced its intention to make a normal course issuer bid which commenced on September 9, 2003. Pursuant to the normal course issuer bid, the Corporation wishes to acquire up to 550,311 Common Shares, being approximately 3% of the issued and outstanding Common Shares at that time, until the expiry of the bid on September 8, 2004.

The Corporation believes that, at certain times, the market price of its Common Shares may not adequately reflect the value of its business and its future business prospects. As a result, the Corporation believes that its outstanding Common Shares may, at such times, represent an attractive investment and an appropriate and desirable use of its available funds. The Common Shares will be purchased by the Corporation for cancellation.

Purchases will be effected through the facilities of the Toronto Stock Exchange, in accordance with its by-laws, rules, and policies, and the price which the Corporation will pay for any Common Shares acquired by it will be the market price of such shares at the time of acquisition.

Copies of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the Toronto Stock Exchange may be obtained, without charge, by contacting the Corporation at: 200 - 10160 - 112 Street, Edmonton AB T5K 2L6.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors (the "Board") of the Corporation believes in the importance of maintaining sound corporate governance practices. A description of the Corporation's Corporate Governance Practices is set out in Schedule "A".

The Company Manual of the Toronto Stock Exchange requires that this Statement of Corporate Governance Practices relates the corporate governance practices of the Board to the "Guidelines for Improved Corporate Governance" contained in the December 1994 Report of The Toronto Stock Exchange Committee on Corporate Governance in Canada (the "TSX Report"). The headings which appear in Schedule "A" address the principal matters relating to corporate governance practice guidelines set out in Section 474 of the TSX Company Manual.

In the Statement of Corporate Governance Practices, the terms "unrelated director", "related director" and "outside director" have the meanings given to them in the TSX Company Manual (s.474): An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests arising from shareholding. A related director is a director who is not an unrelated director.

Standards with respect to corporate governance practices in Canada continue to be in a state of ongoing review and development. At present, the guidelines contained in the TSX Company Manual continue to be the primary governance standard to which Canadian public companies must compare their governance practices. A number of revisions to these governance standards have been proposed and are under consideration. The Corporation continues to monitor and adapt to the evolution of corporate governance standards.

MANDATE OF THE BOARD OF DIRECTORS

The mandate of the Board is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. The Board's major responsibilities are:

      -     to ensure that the Corporation adopts a strategic planning process;

      - to review and monitor the Corporation's principal business risks, as identified by management, and the system to manage such risks;

      -     to ensure that management provides for succession planning;

      - to ensure that management provides for the integrity of the Corporation's internal control and management information systems.

There were seven meetings of the Board and one strategic planning session in 2003. The Board has had two meetings in 2004. A minimum of four additional meetings of the Board are scheduled for 2004. The agenda of Board meetings, and whether additional meetings are held, will depend on the state of the Corporation's affairs, including any opportunities or problems facing the Corporation. It is the current practice that at least one directors' meeting each year be held at a location other than the head office, with a view to giving the directors a broader exposure to the Corporation's business and operations. At these meetings, the directors are provided with an opportunity to meet with senior management within the local and regional area. Last year, directors' meetings were held in Edmonton, Phoenix, Calgary and Toronto.

COMMITTEES OF THE BOARD

Throughout 2003, there were two committees of the Board: the Audit Committee and the Corporate Governance and Compensation Committee.

AUDIT COMMITTEE

The Audit Committee is comprised entirely of unrelated directors. In summary, the Committee approves, monitors, evaluates, advises, or makes recommendations on matters affecting the external audit and the financial reporting and accounting control policies and practices of the Corporation. The Terms of Reference of the Audit Committee specifically include the following:

      - review, and recommend to the Board for approval, the annual audited financial statements and continuous disclosure documents, including:

            a)    the financial content of the annual report;

            b) the annual management information circular and proxy materials;

            c)    the annual information form;

            d) the management discussion and analysis section of the annual report

      - review and authorize the release of the quarterly unaudited financial statements including management's discussion and analysis, the quarterly interim report to shareholders and the quarterly press release on earnings of the Corporation

      - review, and recommend to the Board for approval, all financial statements, reports of a financial nature, and the financial content of prospectuses or any other reports which require approval by the Board prior to submission thereof to any regulatory authority

      - review and assess, in conjunction with management and the external auditor:

            a) the appropriateness of accounting policies and financial reporting practices used by the Corporation, including alternative treatments that are available for consideration;

            b) any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Corporation;

            c) any new or pending developments in accounting and reporting standards that may affect or impact on the Corporation; and

            d) the key estimates and judgements of management that may be material to the financial reporting of the Corporation

      - assess the performance and consider the annual appointment of external auditor for recommendation to the Board for ultimate recommendation for appointment by the shareholders

      - review, approve and execute the annual engagement letter with the external auditor

      - approve, before the fact, the engagement of the external auditor for all non-audit services and the fees for such services, and consider the impact on the independence of the external audit work of fees for such non-audit services

      - review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the Board

      - review with the external auditor the results of the annual audit examination

The Audit Committee met four times in 2003. In addition to formal meetings, the members of the Audit Committee meet informally as required, either in person or by telephone. The Chairman of the Audit Committee provides regular reports at the Corporation's Board meetings.

CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

The Corporate Governance and Compensation Committee is comprised entirely of unrelated directors. The Committee makes recommendations to the full Board on, among other things:

      Corporate Governance Matters

      -     developments in the area of corporate governance generally;

      -     composition and size of the Board;

      -     appropriate candidates for nomination to the Board;

      -     providing an orientation and education program for new directors;

      - evaluating the performance of the Board, committees thereof, and individual directors;

      - considering and approving any requests by an individual director to engage outside experts at the expense of the Corporation.

      Compensation Matters

      - compensation policy which reflects the rationale for each element of executive pay, including the link between compensation and performance and the level of competitiveness of the total compensation package;

      - administration of the Share Option Plan on behalf of the Corporation;

      - executive management compensation, including bonuses, stock options, pensions, and benefits;

      -     compensation for the Chief Executive Officer;

      -     senior management performance reviews;

      - the Corporation's succession plans for executive management positions.

The Corporate Governance and Compensation Committee met once in 2003. In addition to formal meetings, the members of the Corporate Governance and Compensation Committee meet informally as required, either in person or by telephone. The Chairman of the Corporate Governance and Compensation Committee provides regular reports at the Corporation's Board meetings.

ELECTION OF DIRECTORS

The number of directors to be elected at the meeting is eight. The management representatives named in the enclosed form of proxy for the meeting intend to vote for the election of directors of the proposed nominees whose names are set out below. All such nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but, if that should occur for any reason prior to the meeting, the persons named in the enclosed form of proxy for the meeting reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed.

The Corporation has an Audit Committee and a Corporate Governance and Compensation Committee. The members of each committee are indicated below.

The following information, with respect to the persons proposed to be nominated for election as directors, indicates the number of Common Shares of the Corporation reported by such persons as beneficially owned, directly or indirectly, or over which control or direction was exercised by such persons on March 19, 2004.

           NAME AND                                                      COMMON     DEFERRED SHARE
      PRINCIPAL OCCUPATION                              DIRECTOR SINCE   SHARES        UNITS(4)
      --------------------                              --------------   -------    --------------
NEILSON A. "DUTCH" BERTHOLF, JR.(1)                          1998            500        1,200
  Corporate Director

ROBERT J. BRADSHAW (1)
  Chairman, Contor Industries Limited
  (management company)                                       1993         55,000        1,200

E. JOHN (JACK) FINN (2)
  Corporate Director                                         1995         14,000        1,200

ROBERT E. FLYNN (1)
  Corporate Director                                         1995         57,000        1,200

ANTHONY P. FRANCESCHINI
  President & CEO of the Corporation                         1994        217,118          n/a

WILLIAM D. GRACE (1), (2)
  Corporate Director                                         1994          5,000        1,200

STEPHEN D. LISTER (2)
  Managing Partner of
  Imperial Capital Corporation                               1993         55,000        1,200
  (merchant bank)

RONALD TRIFFO (3)
  Chairman of the Board
  of the Corporation                                         1985        391,887          n/a

(1)   Member of the Corporate Governance and Compensation Committee.

(2)   Member of the Audit Committee.

(3)   Chairman of the Board.

(4) See the Compensation of Directors section (pg 8) for details with respect to the Deferred Share Units.

Each of the directors of the Corporation has been engaged for more than five years in his present principal occupation or in other capacities with the company or organization (or a predecessor thereof) in which he currently holds his principal occupation.

COMPENSATION OF DIRECTORS

Until July 1, 2003, the Outside Directors (ie. non-management Directors) of the Corporation, other than the Chairman of the Board, were entitled to receive an annual directors' fee retainer of $14,000 ($3,500/quarter). Outside Directors who chaired any Committee of the Board were entitled to receive an additional $600 per quarter. In addition, Outside Directors were entitled to receive $1,200 in respect of each meeting of the Board or Committee of the Board at which they were in attendance. The Chairman of the Board, Mr. Triffo, under agreement with the

Corporation, was entitled to receive a $150,000 per annum director fee retainer, payable biweekly with no additional compensation for Committee, Board or other meeting fees. Mr. Triffo's agreement terminates if he ceases to hold the position of Chairman of the Board. The President and CEO, Mr. Franceschini, receives no compensation for acting as a Director of the Corporation.

Effective July 1, 2003, the Board confirmed a policy that Outside Directors would no longer be eligible for the receipt of share options in the Corporation. The Board also initiated a compensation program for Directors that the Board believes encourages a continuing equity interest by Directors in the Corporation thus further aligning Directors' interests with those of the shareholder base and provides reasonably for the retention and attraction of qualified Directors in both Canada and the United States.

As of July 1, 2003, Outside Directors, other than the Chairman, are entitled to receive an annual directors' fee retainer in the form of 1,600 Deferred Share Units (DSUs) in the Corporation (400 DSUs/quarter). Each DSU has a value equal to that of one Common Share of the Corporation. No Common Shares will be issued or transferred on redemption of DSUs and no voting rights attach to the DSUs. Upon death or retirement, DSUs will be paid out in cash at the closing market price of the Corporation's Common Shares on the last trading day of the month of death or retirement. In addition, any of these Directors who chair any Committee of the Board receive an additional $1,500 per quarter. Outside Directors, other than the Chairman, are also entitled to receive $1,800 in respect of each meeting of the Board or a Committee of the Board at which they are in attendance. The Chairman of the Board, Mr. Triffo, continues to receive Director compensation in accordance with the agreement referred to above. The Chairman is not eligible for options in respect of the Corporation's Common Shares, the receipt of DSUs or other retainer fees or fees for Board, Committee or other meetings of the Corporation. The President and CEO, Mr. Franceschini, receives no compensation for acting as a Director of the Corporation.

During the financial year of the Corporation ended December 31, 2003, the Corporation paid to Outside Directors a total of approximately $379,440 which includes Chairman's compensation of $150,000 and compensation paid to Outside Directors as follows:

Retainers and meeting fees          $     139,200
DSUs (valued at date of issue)      $      90,240

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during 2003 by the Chief Executive Officer and the four most highly compensated executive officers (other than the Chief Executive Officer) of the Corporation (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                              LONG-TERM
                                                            COMPENSATION
                                    ANNUAL COMPENSATION        AWARDS
                                    -------------------   SECURITIES UNDER   ALL OTHER
                                     SALARY    BONUS(1)       OPTIONS(2)    COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR     ($)        ($)             (#)            ($)
---------------------------  ----    -------   --------   ----------------  ------------
A.P. FRANCESCHINI            2003    367,793    717,338        150,000         11,2503
  President & CEO            2002    250,000    748,705            nil          6,5004
                             2001    238,472    608,276            nil          6,2704

R.L. ALARIE                  2003    196,165    230,000          6,000          5,5004
  Vice President & COO,      2002    183,788    200,000          9,000        200,6315
  Canada Central             2001    175,013    125,000            nil        167,8236
  Stantec Consulting Ltd.

W.B. LESTER                  2003    220,664    350,000          7,000          6,0004
  Vice President & COO,      2002    225,000    325,000         12,000          5,5004
  Canada West                2001    175,013    250,000            nil          5,0004
  Stantec Consulting Ltd.

C.W. VAN BUSSEL              2003    179,737    215,000          5,000          5,1654
  Senior Vice President,     2002    179,361    135,000          5,000          5,0004
  Urban Land                 2001    175,013    125,000            nil          5,0004
  Stantec Consulting Ltd.

D.W. Wilson                  2003    196,165    195,000          6,500          5,5004
  Vice President & CFO       2002    183,787    116,212          7,000          5,1764
                             2001    175,012    110,000            nil          5,0004

(1) Represents bonuses earned and calculated in respect of the indicated financial year.

(2)   Relates to Common Shares of the Corporation. See Executive Stock Options.

(3) Represents a payment to the executive officer's registered retirement savings/employee share purchase plan ($9,000) and a service award ($ 2,250)

(4) Represents a payment to the executive officer's registered retirement savings/employee share purchase plan.

(5) Represents a payment to Mr. Alarie's registered retirement savings/employee share purchase plan ($5,176) and a performance payment arising in connection with the acquisition of PEL Group Inc. ("PEL") by Stantec Consulting Ltd. ("SCL") in 1997 ($195,455).

(6) Represents a payment to Mr. Alarie's registered retirement savings/employee share purchase plan ($4,943) and a performance payment arising in connection with the acquisition of PEL by SCL in 1997 ($162,880).

EXECUTIVE STOCK OPTIONS

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                              MARKET VALUE
                                                                                  OF
                                                                               SECURITIES
                                       % OF TOTAL                              UNDERLYING
                                     OPTIONS GRANTED                         OPTIONS ON THE
                   SECURITIES UNDER  TO EMPLOYEES IN      EXERCISE OR BASE   DATE OF GRANT
NAME               OPTIONS (#)(1)    FINANCIAL YEAR      PRICE ($/SECURITY)   ($/SECURITY)           EXPIRATION DATE
----               ----------------  ---------------     ------------------  --------------          ---------------
                                         48.78             $       16.10       $    16.10              Jan 3/10
A.P. Franceschini     30,000(2)
                      30,000(3)                            $       18.85       $    18.85              Jan 3/11
                      30,000(4)                            $       21.60       $    21.60              Jan 3/12
                      30,000(5)                            $       24.35       $    24.35              Jan 3/13
                      30,000(6)                            $       27.10       $    27.10              Jan 3/13
R.L. Alarie            6,000(7)           1.95             $       21.00       $    21.00             Dec 19/10
W.B. Lester            7,000(8)           2.28             $       21.00       $    21.00             Dec 19/10
C.W. Van Bussel        5,000(9)           1.63             $       21.00       $    21.00             Dec 19/10
D. W. Wilson          6,500(10)           2.11             $       21.00       $    21.00             Dec 19/10

(1)   Relates to Common Shares of the Corporation.

(2)   Options are available for exercise commencing January 3, 2004

(3)   Options are available for exercise commencing January 3, 2005

(4)   Options are available for exercise commencing January 3, 2006

(5)   Options are available for exercise commencing January 3, 2007

(6)   Options are available for exercise commencing January 3, 2008

(7) Options are exercisable as follows: 2,000 options are available commencing December 19, 2004; 2,000 options are available commencing December 19, 2005; and 2, 000 options are available commencing December 19, 2006

(8) Options are exercisable as follows: 2,334 options are available commencing December 19, 2004; 2,334 options are available commencing December 19, 2005; and 2, 332 options are available commencing December 19, 2006

(9) Options are exercisable as follows: 1,667 options are available commencing December 19, 2004; 1,667 options are available commencing December 19, 2005; and 1,667 options are available commencing December 19, 2006

10 Options are exercisable as follows: 2,167 options are available commencing December 19, 2004; 2,167 options are available commencing December 19, 2005; and 2, 166 options are available commencing December 19, 2006

         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
               FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

                     Securities                          Unexercised Options at     Value of Unexercised
                      Acquired     Aggregate Value         Financial Year End       in-the-Money Options
                    on Exercise       Realized                  (#)               at Financial Year End(1)
Name                     (#)             ($)           Exercisable/Unexercisable  Exercisable/Unexercisable
----                ------------   ---------------     -------------------------  -------------------------
A.P. Franceschini         nil            nil                 292,000/150,000         $4,578,000/$292,500
R.L. Alarie               nil            nil                    4,700/12,000         $    48,470/$52,200
W.B. Lester               nil            nil                   35,000/15,000         $   564,250/$68,500
C.W. Van Bussel           nil            nil                    33,667/8,333         $   569,869/$30,831
D.W. Wilson             6,500         $  95,200                21,834/11,166         $   357,788/$42,612

(1) The closing price of the Corporation's Common Shares on the Toronto Stock Exchange on December 31, 2003 was $22.10.

EMPLOYMENT CONTRACT WITH CHIEF EXECUTIVE OFFICER

The Corporation entered into a new employment contract with Mr. Franceschini effective January 1, 2003 providing for Mr. Franceschini's continuance as President & CEO of the Corporation until December 31, 2008. The contract provides for (i) an annual base salary of $375,000, (ii) an annual bonus of 1.5% of the Corporation's annual income before deductions for employee performance bonuses, executive bonuses and taxes, and (iii) options in respect of the Corporation's Common Shares as follows:

NUMBER OF OPTIONS    STRIKE PRICE     VESTING DATE      EXPIRY DATE
     30,000           $    16.10    January 3, 2004   January 3, 2010
     30,000           $    18.85    January 3, 2005   January 3, 2011
     30,000           $    21.60    January 3, 2006   January 3, 2012
     30,000           $    24.35    January 3, 2007   January 3, 2013
     30,000           $    27.10    January 3, 2008   January 3, 2013

In the event of termination without cause, Mr. Franceschini would receive a lump sum payment of $750,000. In the event of a change of control, defined for this purpose as the nominees of a shareholder holding at least 30% of the Common Shares of the Corporation being elected as a majority of the Board of Directors or one person or firm acquiring more than 50% of the Common Shares of the Corporation, then within a six-month period from the date of the change of control, Mr. Franceschini may terminate his employment and receive a $750,000 lump sum payment. In all other cases Mr. Franceschini may terminate his employment on three months' written notice. The contract includes restrictions on competition, solicitation of employees and solicitation of clients by Mr. Franceschini for a period of two years following termination of employment.

EMPLOYMENT CONTRACTS WITH OTHER NAMED EXECUTIVE OFFICERS

The Corporation and Stantec Consulting Ltd. ("SCL") entered into an employment contract with Raymond L. Alarie effective October 31, 2001, which may be terminated by SCL without cause upon payment of $200,000 to Mr. Alarie. In the event of a change of control, defined for this purpose as the nominees of a shareholder holding at least 30% of the Common Shares of the Corporation being elected as a majority of the Board of Directors or one person or firm acquiring more than 50% of the Common Shares of the Corporation, then within a six-month period from the date of the change of control, Mr. Alarie may terminate his employment and receive a $200,000 lump sum payment. In all other cases Mr. Alarie may terminate his employment upon three months' notice to SCL. The contract provides for a bi-weekly salary and an annual discretionary bonus. Effective January 1, 2004, Mr. Alarie's bi-weekly salary was set at $9,038.25. The contract includes restrictions on competition by Mr. Alarie for a period of two years following termination of employment.

The Corporation and SCL entered into a new employment contract with W. Barry Lester effective December 19, 2002 which may be terminated by SCL without cause upon payment of one year's compensation (current year salary and a bonus based on the most recent bonus earned by Mr. Lester) to Mr. Lester. In the event of a change of control, defined for this purpose as the nominees of a shareholder holding at least 30% of the Common Shares of the Corporation being elected as a majority of the Board of Directors or one person or firm acquiring more than 50% of the Common Shares of the Corporation, then within a six-month period from the date of the change of control, Mr. Lester may terminate his employment and receive a lump sum payment equal to one year's compensation (current year salary and a bonus based on the most recent bonus earned by Mr. Lester). In all other cases Mr. Lester may terminate his employment upon three months' notice to SCL. The contract provides for a bi-weekly salary and an annual discretionary bonus. Effective January 1, 2004, Mr. Lester's bi-weekly salary was set at $9,038.25. The contract includes restrictions on competition by Mr. Lester for a period of two years following termination of employment.

The Corporation and SCL entered into an employment contract with Chris W. Van Bussel effective October 31, 2001, which may be terminated by SCL without cause upon payment of $100,000 to Mr. Van Bussel. In the event of a change of control, defined for this purpose as the nominees of a shareholder holding at least 30% of the Common Shares of the Corporation being elected as a majority of the Board of Directors or one person or firm acquiring more than 50% of the Common Shares of the Corporation, then within a six-month period from the date of the change of control, Mr. Van Bussel may terminate his employment and receive a $100,000 lump sum payment. In all other cases Mr. Van Bussel may terminate his employment upon three months' notice to SCL. The contract provides for a bi-weekly salary and an annual discretionary bonus. Effective January 1, 2004, Mr. Van Bussel's bi-weekly salary was set at $8,461.50. The contract includes restrictions on competition by Mr. Van Bussel for a period of two years following termination of employment.

The Corporation and SCL entered into an employment contract with Donald W. Wilson effective October 31, 2001, which may be terminated by SCL without cause upon payment of $200,000 to Mr. Wilson. In the event of a change of control, defined for this purpose as the nominees of a shareholder holding at least 30% of the Common Shares of the Corporation being elected as a majority of the Board of Directors or one person or firm acquiring more than 50% of the Common Shares of the Corporation, then within a six-month period from the date of the change of control, Mr. Wilson may terminate his employment and receive a $200,000 lump sum payment. In all other cases Mr. Wilson may terminate his employment upon three months' notice to SCL. The contract provides for a bi-weekly salary and an annual discretionary bonus. Effective January 1, 2004, Mr. Wilson's bi-weekly salary was set at $8,653.40. The contract includes restrictions on competition by Mr. Wilson for a period of two years following termination of employment.

REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

The Corporation has designed its executive compensation program to provide a link between corporate performance and executive compensation. The Corporation's executive compensation philosophy is to attract, retain, and motivate top executives who will contribute to the Corporation's long-term success. The compensation program should ensure that individuals are directed towards achieving key corporate goals, appropriately reward them for generating outstanding business results, and reward their outstanding personal contributions in the leadership and management of the Corporation. The level of base salary for each executive officer within a specified range is determined by the level of responsibility, the importance of the position to the Corporation, and industry standards. The annual bonus for each executive officer is discretionary and is determined on an individual basis taking into account a number of factors including individual and overall corporate performance. There is no specific weighting assigned to these factors and their relative importance may vary from year to year.

In order to provide a long-term incentive to key employees, including the Named Executive Officers, the Corporation has established an Employee Share Option Plan. The Employee Share Option Plan is intended to: (a) align management interests with those of the ordinary shareholder; (b) contribute to growth of shareholder value; (c) produce constant improvement in operating results; (d) encourage key employees to remain as employees; and (e) encourage key employees to become the owners of Common Shares of the Corporation. Grants are made under the Employee Share Option Plan at the discretion of the Board of Directors on the advice of the Corporate Governance and Compensation Committee and vary as to amount with the responsibilities and performance of the individual.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

The Compensation of the Chief Executive Officer was determined in accordance with his employment contract, which was entered into effective June 1, 1998. The Corporation entered into a new employment contract with the CEO effective January 1, 2003 (See Employment Contract with the Chief Executive Officer). The compensation of the CEO is comprised of a base salary, an annual incentive bonus, and share options. Because there are a limited number of direct comparables for the CEO's position, the CEO's base salary was negotiated with the CEO based on his overall experience, responsibility, and performance. The CEO's annual incentive bonus is tied directly to corporate performance. The share options, issued pursuant to the Corporation's Employee Share Option Plan, are a long-term incentive tied directly to the creation of shareholder value. The Board believes that this compensation is appropriate for the CEO as the overall compensation package is substantially tied directly to short-term financial performance through the annual incentive bonus and to long-term financial performance through the share options.

Submitted on behalf of the
Corporate Governance and Compensation Committee

Robert J. Bradshaw, Chair
Neilson A. "Dutch" Bertholf, Jr.
Robert E. Flynn
William D. Grace

PERFORMANCE GRAPH

The following graph illustrates the cumulative total shareholder return for $100 invested in the Corporation's Common Shares on December 31, 1998 compared with the cumulative total return of the S&P/TSX Composite Index.

                              CUMULATIVE RETURN ON
               $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS
                      DECEMBER 31, 1998 - DECEMBER 31, 2003

[PERFORMANCE GRAPH]

31 DEC '98      -$  100    $  100
31 DEC '99      -$  107   .$  132
31 DEC '00      -$  151   -$  141
31 DEC '01      -$  251   -$  124
31 DEC '02      -$  326   -$  108
31 DEC '03      -$  431   -$  137

*S&P/TSX Composite Index replaced the TSE 300 in May 2002. Data prior to May 2002 is from the TSE 300 Total Return Index and data from May 2002 is from the S&P/TSX Composite Total Return Index.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation carries Directors' and Officers' Liability insurance coverage with a total annual limit of $40,000,000, subject to a corporate deductible of $250,000 per claim. Under this insurance coverage, the Corporation is entitled to be reimbursed for payments made to directors and officers required or permitted by law or under provisions of its by-laws as indemnity for loss, including legal costs, arising from claims made against any of the directors and officers for an alleged or actual wrongful act attempted or committed by them during the course of their duties as such, provided they acted honestly and in good faith with a view to the best interests of the Corporation. Coverage also applies to individual directors and officers if they are not indemnified by the Corporation, with no deductible. There are certain exclusions, including exclusions for bodily injury and property damage and for those acts which result in personal profit or advantage to which the insureds were not legally entitled, some of which exclusions are covered under other insurance policies. The coverage is in effect from May 1, 2003 to May 1, 2004 and the total premium is $125,000.

APPOINTMENT OF AUDITORS

Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in the appointment of auditors, or on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote in favor of the reappointment of Ernst & Young, Chartered Accountants as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix the remuneration of the auditors. Ernst & Young, Chartered Accountants have served as auditors of the Corporation since December 11, 1993.

2005 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than December 15, 2004 to be considered for inclusion in next year's management proxy circular for the purposes of the Corporation's 2005 annual meeting of shareholders.

OTHER BUSINESS

The Corporation knows of no matter to come before the annual meeting of shareholders other than the matters referred to in the notice of meeting.

ADDITIONAL INFORMATION

Upon request being made by any person to the Secretary of the Corporation, the Corporation shall provide to that person the following:

a) one copy of the Annual Information Form of the Corporation, together with one copy of any document or the pertinent pages of such documents incorporated by reference therein;

b) one copy of the Corporation's comparative financial statements for the most recently completed financial year, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for the most recently completed financial year;

c) one copy of the Management Proxy Circular of the Corporation in respect of the most recent annual meeting of shareholders which involved the election of directors.

The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

DIRECTORS' APPROVAL

The contents and sending of this circular to the shareholders of the Corporation have been approved by the Board of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(signed)                                          (signed)
ANTHONY P. FRANCESCHINI                           DONALD W. WILSON
President & CEO                                   Vice President & CFO

Edmonton, Alberta
March 19, 2004

                                  SCHEDULE "A"

                       TSX CORPORATE GOVERNANCE GUIDELINES

TSX Corporate Governance Guidelines          Stantec Compliance
-----------------------------------     --------------------------------------
1.    THE BOARD OF DIRECTORS OF         The Board is responsible for the
      EVERY CORPORATION SHOULD          stewardship of the Corporation and to
      EXPLICITLY ASSUME                 oversee the conduct, directions and
      RESPONSIBILITY FOR THE            results of the business. The Board is
      STEWARDSHIP OF THE                required to act in the best interests
      CORPORATION AND, AS PART OF       of the Corporation and establish
      THE OVERALL STEWARDSHIP           proper business practices and
      RESPONSIBILITY, SHOULD ASSUME     appropriate ethical standards expected
      RESPONSIBILITY FOR THE            of the Corporation.
      FOLLOWING MATTERS:

   a. ADOPTION OF A STRATEGIC           The Board is actively involved in the
      PLANNING PROCESS;                 Corporation's strategic planning
                                        process. One Board meeting per year is
                                        set aside for a comprehensive and
                                        interactive planning session with
                                        senior management. The Board as a
                                        whole participates in discussion on
                                        corporate strategy. As part of this
                                        meeting risks and opportunities of the
                                        business are discussed, and goals and
                                        strategies are reviewed and prepared.
                                        The Board is responsible for approving
                                        the strategic plan recommended by
                                        management and for supervising the
                                        implementation of the plan by
                                        management. At least on a quarterly
                                        basis, the Board monitors performance
                                        of management in relation to strategic
                                        and operational objectives. Management
                                        must seek the Board's approval for any
                                        transaction that would have a
                                        significant impact on the strategic
                                        plan.

   b. THE IDENTIFICATION OF THE         The Board identifies the principal
      PRINCIPAL RISKS OF THE            risks of the Corporation based on its
      CORPORATION'S BUSINESS AND        knowledge of the consulting industry,
      ENSURING THE IMPLEMENTATION OF    the competitive environment, general
      APPROPRIATE SYSTEMS TO MANAGE     economic conditions and information
      THESE RISKS;                      provided by management. For a detailed
                                        list of the risks of the Corporation,
                                        see the MD&A section of the annual
                                        report.

                                        The Board and the Audit Committee
                                        ensure that risk management systems
                                        are implemented by management. The
                                        Board receives an integrated
                                        environment, health and safety report
                                        quarterly. In the interest of
                                        improving the Corporation's risk
                                        management processes a Director of
                                        Risk Management has been appointed
                                        this year.

                                        The Audit Committee reviews and
                                        monitors insurance coverage and
                                        receives an annual report from
                                        management.

                                        The Audit Committee is responsible for
                                        regularly reviewing financial risk
                                        management activities and holding
                                        discussions with the Corporation's
                                        auditors.

   c  SUCCESSION PLANNING, INCLUDING    The Corporate Governance and
      APPOINTING, TRAINING AND          Compensation Committee periodically
      MONITORING SENIOR MANAGEMENT;     reviews the Corporation's
                                        organizational plan and structure and,
                                        in particular, reviews the CEO
                                        succession plan. Appropriate
                                        recommendations are made to the Board
                                        for approval.

                                        Succession planning is one of the
                                        written objectives of the President
                                        and Chief Executive Officer. The
                                        performance of senior

                                        management is annually measured
                                        against their written objectives.

   d  A COMMUNICATIONS POLICY FOR THE   The Board has ensured that the
      CORPORATION; AND                  necessary structures are in place to
                                        support effective communication
                                        between the Corporation, its
                                        shareholders, other stakeholders, and
                                        the public.

                                        Stantec has approved policies on
                                        material and nonmaterial disclosure
                                        and media relations, which are
                                        available to all staff on the
                                        Corporation's intranet.

                                        All public financial information and
                                        annual audited financial statements
                                        are reviewed and recommended to the
                                        Board for approval, through the Audit
                                        Committee. The quarterly financial
                                        statements are reviewed and released
                                        by the Audit Committee. Information
                                        which is publicly disclosed is
                                        reviewed and approved by the CEO and
                                        the Corporation's Director of
                                        Communications, and then released as
                                        appropriate through news wire
                                        services, the general media, the
                                        Corporation's website, and mailings to
                                        shareholders.

                                        Stantec's website (stantec.com) was
                                        reviewed and is expected to be revised
                                        effective June 2004.

                                        Individual queries, comments, or
                                        suggestions can be made at any time by
                                        calling, writing, or emailing the
                                        Corporation's head office in Edmonton,
                                        Alberta. The Corporation has dedicated
                                        communications and investor relations
                                        staff available to respond to
                                        inquiries from shareholders, media,
                                        and the public.

   e  THE INTEGRITY OF THE              The Board ensures the integrity of
      CORPORATION'S INTERNAL CONTROL    internal control and management
      AND MANAGEMENT INFORMATION        information systems through the work
      SYSTEMS.                          and reporting of the Audit Committee.

                                        The Audit Committee reviews the
                                        methods of controlling corporate
                                        assets and information systems and
                                        oversees the financial reporting
                                        process in accordance with Generally
                                        Accepted Accounting Principles on an
                                        annual or quarterly basis where
                                        appropriate or required.

2.  THE BOARD OF DIRECTORS OF EVERY     The Board consists of 7
    CORPORATION SHOULD BE               outside/unrelated directors and
    CONSTITUTED WITH A MAJORITY OF      Anthony P. Franceschini, the president
    INDIVIDUALS WHO QUALIFY AS          and CEO of the Corporation who is an
    UNRELATED DIRECTORS. AN             inside/related director. Although
    UNRELATED DIRECTOR IS A DIRECTOR    previously identified as a related
    WHO IS INDEPENDENT OF MANAGEMENT    director, Ronald Triffo, the Chairman
    AND IS FREE FROM ANY INTEREST       of the Board, is an outside/unrelated
    AND ANY BUSINESS OR OTHER           director within the meaning of
    RELATIONSHIP WHICH COULD, OR        applicable securities and stock
    COULD REASONABLY BY PERCEIVED       exchange requirements, primarily as a
    TO, MATERIALLY INTERFERE WITH       result of the 5 years which have
    THE DIRECTOR'S ABILITY TO ACT       elapsed since Mr. Triffo retired as
    WITH A VIEW TO THE BEST             the President and CEO of the
    INTERESTS OF THE CORPORATION,       Corporation and the fact that Mr.
    OTHER THAN INTERESTS AND            Triffo does not participate in the
    RELATIONSHIPS ARISING FROM          day-to-day management of the
    SHAREHOLDING. A RELATED DIRECTOR    Corporation.
    IS A DIRECTOR WHO IS NOT AN
    UNRELATED                           The Corporation does not have a
                                        significant shareholder.

    DIRECTOR. IF THE CORPORATION HAS
    A SIGNIFICANT SHAREHOLDER, IN
    ADDITION TO A MAJORITY OF
    UNRELATED DIRECTORS, THE BOARD
    SHOULD INCLUDE A NUMBER OF
    DIRECTORS WHO DO NOT HAVE
    INTERESTS IN OR RELATIONSHIPS
    WITH EITHER THE CORPORATION OR
    THE SIGNIFICANT SHAREHOLDER AND
    WHICH FAIRLY REFLECTS THE
    INVESTMENT IN THE CORPORATION BY
    SHAREHOLDERS OTHER THAN THE
    SIGNIFICANT SHAREHOLDER. A
    SIGNIFICANT SHAREHOLDER IS A
    SHAREHOLDER WITH THE ABILITY TO
    EXERCISE A MAJORITY OF THE VOTES
    FOR THE ELECTION OF THE BOARD OF
    DIRECTORS.

3.  THE APPLICATION OF THE              The Board, through the Corporate
    DEFINITION OF "UNRELATED            Governance and Compensation
    DIRECTOR" TO THE CIRCUMSTANCES      Committee, has reviewed and
    OF EACH INDIVIDUAL DIRECTOR         determined which directors are
    SHOULD BE THE RESPONSIBILITY OF     considered "unrelated" pursuant
    THE BOARD WHICH WILL BE REQUIRED    to the definition in the TSX
    TO DISCLOSE ON AN ANNUAL BASIS      guidelines. Anthony P.
    WHETHER THE BOARD HAS A MAJORITY    Franceschini is a related
    OF UNRELATED DIRECTORS OR, IN       director due to his position as
    THE CASE OF A CORPORATION WITH A    president and CEO of the
    SIGNIFICANT SHAREHOLDER, WHETHER    Corporation. All other directors
    THE BOARD IS CONSTITUTED WITH       are unrelated. Additional
    THE APPROPRIATE NUMBER OF           information with respect to the
    DIRECTORS WHICH ARE NOT RELATED     directors may be found in the
    TO EITHER THE CORPORATION OR THE    Election of Directors section of
    SIGNIFICANT SHAREHOLDER.            this information circular.
    MANAGEMENT DIRECTORS ARE RELATED
    DIRECTORS. THE BOARD WILL ALSO
    BE REQUIRED TO DISCLOSE ON AN
    ANNUAL BASIS THE ANALYSIS OF THE
    APPLICATION OF THE PRINCIPLES
    SUPPORTING THIS CONCLUSION.

4.  THE BOARD OF DIRECTORS OF EVERY     The Corporate Governance and
    CORPORATION SHOULD APPOINT A        Compensation Committee, all of whose
    COMMITTEE OF DIRECTORS COMPOSED     members are outside and unrelated, has
    EXCLUSIVELY OF OUTSIDE, IE,         the responsibility for recommending
    NON-MANAGEMENT DIRECTORS, A         new members for election to the Board.
    MAJORITY OF WHOM ARE UNRELATED
    DIRECTORS, WITH THE                 The Corporate Governance and
    RESPONSIBILITY FOR PROPOSING TO     Compensation Committee has the
    THE FULL BOARD NEW NOMINEES TO      responsibility for assessing the
    THE BOARD AND FOR ASSESSING         performance of the Board and its
    DIRECTORS ON AN ONGOING BASIS.      committees on an annual basis. The
                                        appropriate skills and characteristics
                                        required of Directors are reviewed in
                                        the context of the current make-up of
                                        the Board and the current affairs of
                                        the Corporation. This assessment
                                        includes a consideration of skills,
                                        judgment, integrity, experience,
                                        profile and business prospects and
                                        such other factors deemed appropriate,
                                        all in the context of an assessment of
                                        the perceived needs of the Board and
                                        Corporation at that time.

5.  EVERY BOARD OF DIRECTORS SHOULD     At least annually, or as required, the
    IMPLEMENT A PROCESS TO BE           Corporate Governance and Compensation
    CARRIED OUT BY THE NOMINATING       Committee reviews and recommends to
    COMMITTEE OR                        the Board for approval, the need,
                                        composition, chair and members of
                                        Board

    OTHER APPROPRIATE COMMITTEE FOR     committees, with a view that
    ASSESSING THE EFFECTIVENESS OF      Board committees be generally
    THE BOARD AS A WHOLE, THE           composed of unrelated directors
    COMMITTEES OF THE BOARD AND THE     and that committee membership be
    CONTRIBUTION OF INDIVIDUAL          periodically rotated. The
    DIRECTORS.                          committee annually surveys the
                                        directors to provide feedback on
                                        the effectiveness of the Board
                                        and makes recommendations to
                                        enhance the performance of the
                                        Board based on the survey
                                        results.

6.  EVERY CORPORATION, AS AN            The Corporation maintains a
    INTEGRAL ELEMENT OF THE PROCESS     Directors' Reference Manual
    FOR APPOINTING NEW DIRECTORS,       which is updated on a continual
    SHOULD PROVIDE AN ORIENTATION       basis. The Directors have access
    AND EDUCATION PROGRAM FOR NEW       to the Corporation's intranet
    RECRUITS TO THE BOARD.              site including special secured
                                        content to facilitate the
                                        continual provision of current
                                        information. The Board also has
                                        a program whereby a senior
                                        manager makes a presentation at
                                        certain Board meetings during
                                        the year on a topic relating to
                                        a particular aspect of the
                                        business of the Corporation.

                                        At least one meeting annually is
                                        held at a location other than
                                        the Corporation's head office to
                                        provide the Board with the
                                        opportunity to meet with the
                                        local managers in various areas
                                        where the Corporation carries on
                                        business.

                                        No new members have been
                                        appointed to the Board since
                                        1998. When new members are
                                        appointed, they will be provided
                                        with an orientation and
                                        education program as to the
                                        nature of the business of the
                                        Corporation, current issues,
                                        corporate strategies and
                                        responsibilities of directors.

7.  EVERY BOARD OF DIRECTORS SHOULD     The Board presently has eight
    EXAMINE ITS SIZE AND, WITH A        members and it is the opinion of
    VIEW TO DETERMINING THE IMPACT      the Board that this size is
    OF THE NUMBER UPON                  appropriate for its members to
    EFFECTIVENESS, UNDERTAKE WHERE      effectively and responsibly
    APPROPRIATE, A PROGRAM TO REDUCE    discharge their responsibilities
    THE NUMBER OF DIRECTORS TO A        to the Corporation. The Board
    NUMBER WHICH FACILITATES MORE       recognizes that the
    EFFECTIVE DECISION-MAKING.          Corporation's demands on its
                                        directors may evolve with the
                                        development of the Corporation
                                        and the size of the Board should
                                        be considered over time and
                                        within the context of the
                                        development of the Corporation
                                        and the directors'
                                        responsibilities. The geographic
                                        presence of the Corporation and
                                        the individual skills and
                                        expertise of the current members
                                        is considered with respect to
                                        the composition of the Board and
                                        the number of board members is
                                        reviewed annually.

8.  THE BOARD OF DIRECTORS SHOULD       The Corporate Governance and
    REVIEW THE ADEQUACY AND FORM OF     Compensation Committee reviews
    THE COMPENSATION OF DIRECTORS       and recommends to the Board the
    AND ENSURE THE COMPENSATION         levels of compensation and
    REALISTICALLY REFLECTS THE          benefits of Board members. In
    RESPONSIBILITIES AND RISK           this regard, the Committee
    INVOLVED IN BEING AN EFFECTIVE      analyses time commitments, fees
    DIRECTOR.                           payable in other similar
                                        organizations and the
                                        responsibilities of directors in
                                        general.

                                        As a result of the annual review
                                        the Board revised the
                                        compensation policy as described
                                        on page 8 of this information
                                        circular.

9.  COMMITTEES OF THE BOARD OF          All of the committees of the
    DIRECTORS SHOULD GENERALLY BE       Board are composed solely of
    COMPOSED OF OUTSIDE DIRECTORS, A    unrelated directors. The Board
    MAJORITY OF WHOM ARE UNRELATED      has appointed two committees:
    DIRECTORS, ALTHOUGH SOME BOARD      the Audit Committee and the
    COMMITTEES, SUCH AS THE             Corporate Governance and
    EXECUTIVE COMMITTEE, MAY INCLUDE    Compensation Committee.
    ONE OR MORE INSIDE DIRECTORS.
                                        For further information with
                                        respect to the scope and
                                        membership of each committee,
                                        please see pages 4 - 6 of this
                                        information circular.

                                        The terms of reference of the
                                        committees of the Board may be
                                        found

                                        on our website.

10. EVERY BOARD OF DIRECTORS SHOULD     The Corporate Governance and
    EXPRESSLY ASSUME RESPONSIBILITY     Compensation Committee is
    FOR, OR ASSIGN TO A COMMITTEE OF    responsible for corporate
    DIRECTORS THE GENERAL               governance issues. The Corporate
    RESPONSIBILITY FOR, DEVELOPING      Governance and Compensation
    THE CORPORATION'S APPROACH TO       Committee is comprised entirely
    GOVERNANCE ISSUES. THIS             of unrelated directors and has a
    COMMITTEE WOULD, AMONGST OTHER      detailed written mandate
    THINGS, BE RESPONSIBLE FOR THE      approved by the Board which
    CORPORATION'S RESPONSE TO THESE     specifies their responsibility
    GOVERNANCE GUIDELINES.              for corporate governance issues.

11. THE BOARD OF DIRECTORS, TOGETHER    The Board's Corporate Governance
    WITH THE CEO, SHOULD DEVELOP        Guidelines, adopted in June
    POSITION DESCRIPTIONS FOR THE       1997, specify the duties and
    BOARD AND THE CEO, INVOLVING THE    responsibilities of the Board.
    DEFINITION OF THE LIMITS TO         The Board's Corporate Governance
    MANAGEMENT'S RESPONSIBILITIES.      Guidelines are updated annually,
    IN ADDITION, THE BOARD SHOULD       as appropriate.
    APPROVE OR DEVELOP THE CORPORATE
    OBJECTIVES WHICH THE CEO IS         The Chief Executive Officer is
    RESPONSIBLE FOR MEETING.            mandated to conduct the
                                        day-to-day business and affairs
                                        of the Corporation and is
                                        responsible for implementing the
                                        Board's strategies, goals and
                                        directions.

                                        The Chief Executive Officer's
                                        written objectives are reviewed
                                        and approved by the Board
                                        annually.

12. EVERY BOARD OF DIRECTORS SHOULD     The Corporate Governance and
    HAVE IN PLACE APPROPRIATE           Compensation Committee is
    STRUCTURES AND PROCEDURES TO        responsible for administering
    ENSURE THAT THE BOARD CAN           the Board's relationship with
    FUNCTION INDEPENDENTLY OF           management and the CEO, ensuring
    MANAGEMENT. AN APPROPRIATE          the ability of the Board to
    STRUCTURE WOULD BE TO (I)           function independently. The
    APPOINT A CHAIR OF THE BOARD WHO    Board holds an executive session
    IS NOT A MEMBER OF MANAGEMENT       without management present at
    WITH RESPONSIBILITY TO ENSURE       the end of each Board meeting.
    THE BOARD DISCHARGES ITS            Standing items on the agenda of
    RESPONSIBILITIES OR (II) ADOPT      the executive session are: CEO
    ALTERNATIVE MEANS SUCH AS           Performance and Succession
    ASSIGNING THIS RESPONSIBILITY TO    Planning.
    A COMMITTEE OF THE BOARD OR TO A
    DIRECTOR, SOMETIMES REFERRED TO     The independence of the Board is
    AS THE "LEAD DIRECTOR".             further enabled by the
    APPROPRIATE PROCEDURES MAY          separation of the positions of
    INVOLVE THE BOARD MEETING ON A      Chairman and President & CEO.
    REGULAR BASIS WITHOUT MANAGEMENT    The Chairman of the Board is an
    PRESENT OR MAY INVOLVE EXPRESSLY    outside, unrelated director.
    ASSIGNING THE RESPONSIBILITY FOR
    ADMINISTERING THE BOARD'S           Directors have the authority to
    RELATIONSHIP TO MANAGEMENT TO A     retain external advisors with
    COMMITTEE OF THE BOARD.             the approval of the Corporate
                                        Governance and Compensation
                                        Committee.
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

13. THE AUDIT COMMITTEE OF EVERY        The Audit Committee is comprised
    BOARD OF DIRECTORS SHOULD BE        entirely of unrelated directors
    COMPOSED ONLY OF OUTSIDE            and has detailed Terms of
    DIRECTORS. THE ROLES AND            Reference approved by the Board
    RESPONSIBILITIES OF THE AUDIT       which are reviewed annually.
    COMMITTEE SHOULD BE SPECIFICALLY
    DEFINED SO AS TO PROVIDE            The Board believes that all
    APPROPRIATE GUIDANCE TO AUDIT       Audit Committee members, William
    COMMITTEE MEMBERS AS TO THEIR       D. Grace, E. John (Jack) Finn
    DUTIES. THE AUDIT COMMITTEE         and Stephen D. Lister are
    SHOULD HAVE DIRECT COMMUNICATION    "financially literate" and have
    CHANNELS WITH THE INTERNAL AND      "accounting or related financial
    EXTERNAL AUDITORS TO DISCUSS AND    experience" as defined under the
    REVIEW SPECIFIC ISSUES AS           TSX guidelines.
    APPROPRIATE. THE AUDIT COMMITTEE
    DUTIES SHOULD INCLUDE OVERSIGHT     The Committee approves,
    RESPONSIBILITY FOR MANAGEMENT       monitors, evaluates, advises and
    REPORTING ON INTERNAL CONTROL.      makes recommendations, in
    WHILE IT IS MANAGEMENT'S            accordance with its terms of
    RESPONSIBILITY TO DESIGN AND        reference, on matters affecting
    IMPLEMENT AN EFFECTIVE SYSTEM OF    the external and internal
    INTERNAL CONTROL, IT IS THE         audits, risk management matters
    RESPONSIBILITY OF THE AUDIT         and the financial reporting and
    COMMITTEE TO ENSURE THAT            accounting control policies and
    MANAGEMENT HAS DONE SO.             practices of the Corporation.

                                        The Audit Committee meets with
                                        the external auditors at least
                                        twice a year without management
                                        and discussions are held at
                                        least annually with respect to
                                        the quality assessment of the
                                        Corporation's annual and interim
                                        financial reporting and
                                        accounting principles.

                                        The Committee is responsible for
                                        the assessment of performance of
                                        the external auditor. The Audit
                                        Committee also considers the
                                        annual appointment of the
                                        external auditor for
                                        recommendation to the Board and
                                        the review, approval and
                                        execution of the annual
                                        engagement letter including
                                        setting compensation of the
                                        auditor.

                                        All non-audit services provided
                                        by the external auditor are
                                        approved, before the fact, by
                                        the Audit Committee and
                                        consideration is taken with
                                        respect to the impact on the
                                        independence of the external
                                        audit work of fees for such
                                        non-audit services.

14  THE BOARD OF DIRECTORS SHOULD       Individual directors may engage
    IMPLEMENT A SYSTEM WHICH ENABLES    outside advisers at any time
    AN INDIVIDUAL DIRECTOR TO ENGAGE    with the approval of the
    AN OUTSIDE ADVISOR AT THE           Corporate Governance and
    EXPENSE OF THE CORPORATION IN       Compensation Committee.
    APPROPRIATE CIRCUMSTANCES. THE
    ENGAGEMENT OF THE OUTSIDE
    ADVISOR SHOULD BE SUBJECT TO THE
    APPROVAL OF AN APPROPRIATE
    COMMITTEE OF THE BOARD.
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